UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CEC Entertainment, Inc.

(Name of Subject Company)

CEC Entertainment, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Michael H. Magusiak

President and Chief Executive Officer

4441 West Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

D. Gilbert Friedlander

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) Name and Address

The name of the subject company is CEC Entertainment, Inc., a Kansas corporation (the “Company,” “CEC,” “we,” “our” or “us”), and the address and telephone number of its principal executive offices are 4441 West Airport Freeway, Irving, Texas 75062 and (972) 258-8507.

(b) Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is CEC’s common stock, par value $0.10 per share (“Common Stock”). At the close of business on January 17, 2014, there were 17,530,841 shares of Common Stock issued and outstanding (including 559,475 restricted shares).

Item 2.	Identity and Background of Filing Person

(a) Name and Address

CEC is the person filing this Statement. CEC’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. CEC’s website address is http://www.chuckecheese.com/. The information on CEC’s website is not considered a part of this Statement.

(b) Tender Offer and Merger

This Statement relates to the cash tender offer (the “Tender Offer”) by Q Merger Sub Inc., a Kansas corporation (“Offeror”) and wholly-owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of AP VIII Queso Holdings L.P., a Delaware limited partnership (the “Holding Partnership”) controlled by Apollo Management VIII, L.P. (“Management VIII”), to purchase all of the outstanding shares of Common Stock, and any associated Rights (the “Rights”) issued pursuant to the Rights Agreement of the Company dated as of January 15, 2014 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent (with each share of Common Stock and any associated Rights referred to as a “Share”), at a purchase price of $54.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). This Tender Offer is being conducted pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 15, 2014, by and among the Company, Offeror and Parent, which contemplates that, following completion of the Tender Offer and subject to the terms and conditions of the Merger Agreement, Offeror will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Offeror and the Company, all of which will be cancelled, and Shares owned by persons or entities who have properly invoked appraisal rights, as discussed herein) will be cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any applicable withholding taxes. Any Shares held by stockholders who have properly perfected their statutory rights of appraisal pursuant to the applicable provisions of Section 17- 6712 of the Kansas General Corporation Code (“KGCC”) will be cancelled and converted into the right to receive the appraisal value for such Shares, as determined in accordance with the provisions of Section 17-6712 of the KGCC.

In accordance with the Merger Agreement, the Offeror commenced the Tender Offer on January 16, 2014, pursuant to the filing by the Offeror, Parent and Management VIII with the U.S. Securities and Exchange Commission (“SEC”) of the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2014 (the “Offer to Purchase”), and in the related Letter of

Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer and the withdrawal rights will expire at 9:30 a.m., New York City time, on February 14, 2014, unless the Offer is extended or earlier terminated (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the “Offer Expiration Date”).

The Tender Offer is being made for Shares, as explained more fully in the Offer to Purchase. In order to be valid, any tender of shares of Common Stock must include a tender of any and all Rights associated with such shares of Common Stock. To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. However, stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock.

Each of Parent and Offeror was formed for the sole purpose of conducting the Tender Offer and completing the Merger and the related transactions in accordance with the Merger Agreement, and each has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. All of the equity interests in Parent are owned, directly or indirectly, by certain equity funds managed by Management VIII (together with Apollo Management, L.P., and any of its other affiliates, “Apollo”). For further detail see Section 8 of the Offer to Purchase – “Certain Information Concerning Management VIII, the Holding Partnership, Parent and the Offeror” and Schedule I to the Offer to Purchase. The Schedule TO states that the address of Offeror is 9 West 57th Street, 43rd Floor, New York, New York 10019, and Offeror’s telephone number thereat is (212) 515-3200.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Statement, as of the date of this Statement, to the knowledge of the Company, there are no present or proposed material agreements, arrangements or understandings or relationships or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Offeror or their respective executive officers, directors or affiliates, on the other hand. An Information Statement will be furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right to designate persons to serve on the Company’s board of directors (the “Board” or the “Board of Directors”) representing at least a majority of the Board after the Offeror acquires a majority of the Shares on a fully diluted basis pursuant to the Offer.

For further information with respect to the compensation arrangements between the Company and its executive officers and directors and affiliates described in this Item 3, please also see the Company’s definitive proxy and information statement filed with the SEC on March 18, 2013, and incorporated by reference in Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Arrangements with Directors and Executive Officers of the Company

Overview

In considering the recommendation of the Board set forth in Item 4 below under the heading “Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

Consideration Payable to Directors and Executive Officers Pursuant to the Tender Offer in Respect of Common Stock

If the Company directors and executive officers identified below (the “Executive Officers”) were to tender any shares of Common Stock they own into the Tender Offer, excluding unvested shares of restricted Common Stock (“Restricted Shares”), which are discussed below, they would receive the same cash consideration on the same terms and conditions as the other stockholders in the Tender Offer. As of January 17, 2014, the Company directors and Executive Officers owned an aggregate number of 1,102,279 shares of Common Stock, excluding Restricted Shares. If the Company directors and Executive Officers were to tender all such Common Stock, excluding Restricted Shares, for purchase into the Tender Offer and those shares of Common Stock, excluding Restricted Shares, were accepted for purchase by the Offeror, the Company directors and Executive Officers would receive an aggregate of $59,523,066 in cash under the terms of the Tender Offer.

Below is a list of our directors and executive officers as of the date hereof, stating their respective positions with the Company:

Name	Position
Richard M. Frank	Executive Chairman and Director
Michael H. Magusiak	President and Chief Executive Officer and Director
J. Roger Cardinale	Executive Vice President, Development and Purchasing; President, International
Randy G. Forsythe	Executive Vice President, Director of Operations
Tiffany B. Kice	Executive Vice President, Chief Financial Officer and Treasurer
Laurie E. Priest	Vice President, Controller
General (ret) Tommy Franks	Director
Tim T. Morris	Director
Louis P. Neeb	Director
Cynthia Pharr Lee	Director
Bruce M. Swenson	Director
Walter Tyree	Director
Raymond E. Wooldridge	Director

Consideration Payable to Directors and Executive Officers in Respect of Restricted Shares

As of January 17, 2014, the Company’s directors and Executive Officers held 349,021 Restricted Shares. Pursuant to the Merger Agreement, the Company agreed that the Restricted Shares will automatically vest in connection with the Merger and, at the Effective Time, each Restricted Share shall be cancelled and converted into the right to receive an amount equal to the Offer Price plus an amount in cash equal to all accrued but unpaid dividends related to such Restricted Shares, without interest and less any withholding required by applicable tax laws, with such amount to be paid through the Company’s payroll system. The Company has also agreed to take all reasonable steps to facilitate the ability of employees to tender their Restricted Shares in the Offer.

The Company’s directors and Executive Officers will, if the Company has taken steps to facilitate the ability of employees to tender their Restricted Shares in the Offer, and the directors and Executive Officers were to tender all their Restricted Shares into the Offer, and those Restricted Shares were accepted for purchase by Offeror, receive an aggregate amount of approximately $18,847,134 in cash without interest and less any withholding required by applicable tax laws. If none of the directors or Executive Officers of the Company tender any Restricted Shares into the Offer, and the directors and Executive Officers do not receive any cash payment for such Restricted Shares pursuant to the Offer, then the directors and Executive Officers will receive an aggregate amount of approximately $18,847,134 in cash without interest and less any withholding required by applicable tax laws.

Summary of Potential Payments upon or in Connection with a Change in Control to Named Executive Officers

With respect to the Company’s named executive officers (“NEOs”), the Company is party to certain agreements that provide change in control and severance benefits.

Change in control provisions applicable to our NEOs are either “single trigger,” meaning that the change in control event alone triggers either a payment or an acceleration of certain rights, or “double trigger,” meaning that the change in control coupled with the officer’s termination from service under certain circumstances prior to, or within a certain period of time after, the change in control, triggers the payment or accelerated right.

The change in control provision in the employment agreement with each of Richard M. Frank and Michael H. Magusiak for the payment of severance is a modified single trigger, meaning that the severance would be due upon a termination of the NEO’s employment by the Company or a voluntary termination of employment by the NEO during the one year period following the Merger. The change in control provisions for our Restricted Shares are single trigger and will accelerate in connection with the Merger.

In no event will the Company gross-up the severance amounts or any other amounts paid by the Company to the NEOs to satisfy any excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code.

Agreements with our Named Executive Officers

As noted previously, we have entered into employment agreements with Messrs. Frank and Magusiak (the “Employment Agreements”) that contain severance provisions. The other NEOs do not have employment agreements with the Company, and are “at will” employees.

Under the terms of the respective Employment Agreements, each of Messrs. Frank and Magusiak will receive a lump sum cash payment of $3,000,000 in the event there is a change of control and his employment is terminated by the Company within one year after such a change of control, including the Merger, or such executive voluntarily terminates his employment within one year after such a change of control or if his employment is terminated for any reason prior to a change of control, including the Merger (whether or not the change of control ever occurs) and such termination either (i) was at the request or direction of a person who has entered into an agreement with the Company, the consummation of which would constitute a change of control or (ii) was otherwise in connection with or in anticipation of a change of control. In addition, under his Employment Agreement, Mr. Frank is entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he leaves the Company, upon the earlier of (i) the date his employment is terminated for any reason (including retirement, death, disability or as a result of a significant medical condition) or (ii) the end of the term of his employment agreement. Under his Employment Agreement, Mr. Magusiak is entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he leaves the Company, upon the earlier of (i) the date the Company terminates his employment for any reason, (ii) the end of the term of his Employment Agreement, (iii) the date he and the Company agree to terminate his employment due to a significant medical condition or (iv) a change of control (including the Merger). In the event Mr. Magusiak voluntarily terminates his employment with the Company for any reason (other than due to a significant medical condition) prior to a change of control, including the Merger, he is entitled to a prorated amount payable in annual installments based on the percentage of completion of the term of his Employment Agreement when he leaves the Company. The Company is also obligated to provide each executive with medical benefit coverage for the executive and his family during the term of his Employment Agreement and, upon certain termination events, for up to ten years from the date of termination or until such executive and his family become covered under a policy or plan providing substantially similar coverage by a new employer.

See “Item 8. Additional Information—Golden Parachute Compensation” for further information with respect to certain of these arrangements and for a quantification of golden parachute payments potentially payable to the NEOs in connection with the Tender Offer and completion of the Merger.

Director and Officer Indemnification

Section 17-6305 of the KGCC generally provides that a Kansas corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position (other than an action by or in the right of the corporation), if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. A similar standard applies with respect to indemnification for expenses in the case of actions by or in the right of the corporation, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonable entitled to indemnity before there can be any indemnification for expenses. The Company’s bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted by applicable law.

The Company’s Second Restated Articles of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the KGCC.

The Merger Agreement provides that, from and after the Effective Time, Parent, the Company and the Surviving Corporation will indemnify all present or former directors, officers, employees or agents of the Company or of a subsidiary of the Company (each, an “Indemnitee”) to the fullest extent permitted by applicable law with respect to all claims and expenses based on or arising out of (A) the fact that an Indemnitee was a director, officer, or employee of the Company or such subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such subsidiary or taken at the request of the Company or such subsidiary at any time prior to the Effective Time. Parent, the Company and the Surviving Corporation will assume all obligations in respect of indemnification and exculpation from liabilities as provided in the Company’s articles of incorporation, bylaws and the organizational documents of such subsidiaries and certain indemnification agreement, which will survive the transactions and continue in full force and effect in accordance with their respective terms.

The Merger Agreement also provides that Parent will maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of substantially similar coverage and amounts with respect to claims arising out of or relating to events which occurred before or at the Effective Time, so long as Parent are not required to pay an annual premium in excess of 300% of the current aggregate annual premium. The Company may, and, if requested by Parent, will purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially similar benefits as the current policies.

Directors

If the Offeror accepts Shares for payment, the Merger Agreement provides that the Parent will become entitled to designate the number of directors on the Board (including (A) the number of members on each committee of the Board, and (B) each board of directors (or similar body) of each subsidiary of the Company (and each committee (or similar body) thereof), rounded up to the next whole number, as is proportionate to the aggregate beneficial ownership of Shares by Parent and its subsidiaries. The Merger Agreement further provides that the Company must take all actions necessary to effect the foregoing, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1, including increasing the size of the Board, securing the resignations of one or more incumbent directors and/or filling any vacancies so created with the Parent’s designees. Notwithstanding the foregoing, following the appointment of the Offeror’s designees and until the Effective Time, the Company will cause the Board to maintain at least three existing directors of the Company who are currently directors of the Company and who are “independent” for purposes of Exchange Act Rule 10A-3 (the “Independent Directors”).

Following the election or appointment of Parent’s designees to the Board and until the Effective Time, if Parent’s designees constitute a majority of the Board, the approval of a majority of the Independent Directors (or of the sole such Independent Director if there is only one such Independent Director) will be required for the Company to authorize: (i) any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement or of the Company’s Second Restated Articles of Incorporation or Amended and Restated Bylaws, (iii) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or the Offeror, (iv) any waiver of compliance with any covenant of Parent or the Offeror or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company or (v) any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or the Offeror under the Merger Agreement. The Independent Directors will have the authority to institute any action, on behalf of the Company and any holders of Shares which are not affiliates of Parent (including at the request of such holders), to enforce the performance by the Offeror or Parent of its obligations under the Merger Agreement. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11 entitled “The Merger Agreement and Other Agreements” in the Offer to Purchase.

Arrangements Among the Company and Parent and the Offeror

Merger Agreement

A summary of the Merger Agreement is contained in Section 11 entitled “The Merger Agreement and Other Agreements” in the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement has been included as an exhibit to this Statement to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. Factual disclosures about the Company or Parent and the Offeror, or any of their respective affiliates contained in this Statement or any of their respective public reports filed with the SEC, as applicable, are not intended to be supplemented, updated or modified by the factual disclosures about the Company, Parent and the Offeror or any of their respective affiliates contained in the Merger Agreement. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Merger Sub made solely for purposes of the Merger Agreement and as of specific dates and solely for the benefit of the parties to the Merger Agreement, and which may be subject to important qualifications and limitations agreed to by the Company, Parent and Merger Sub in connection with the negotiated terms of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Merger Sub rather than establishing matters as facts. Moreover, information concerning the subject matter of these representations and warranties, which do not purport to be accurate as of the date of this Statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Statement.

Top-Up Option

Under the Merger Agreement, the Company has granted the Offeror an irrevocable option (the “Top-Up Option”), which the Offeror may exercise in certain circumstances following the consummation of the Offer to purchase additional shares of newly issued Common Stock, such that following such purchase the Offeror and its affiliates would own one share of Common Stock more than 90% of the total shares of Common Stock that would be outstanding on a fully diluted basis immediately after such issuance. If the Offeror acquires at least 90% of the issued and outstanding shares of Common Stock in the Offer (including pursuant to the Top-Up Option), the Offeror may consummate the Merger under Section 17-6703 of the KGCC without a stockholders meeting and without action by the Company’s stockholders. See Section 11 –“The Merger Agreement and Other Agreements” and Section 12 –“Purpose of the Offer; Plans for the Company” of the Offer to Purchase.

Rights Agreement

The following is a summary of the material provisions of the Rights Agreement, which the Company entered into in connection with the Merger Agreement. On January 15, 2014, the Board of the Company authorized and declared a dividend of one preferred share purchase right (a “Right”) for each shares of Common Stock. The dividend is effective as of January 26, 2014 (the “Record Date”) with respect to the stockholders of record on that date. The Rights will also attach to new shares Common Stock issued after the Record Date. Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series B Junior Participating Preferred Stock, par value $100 per share (the “Preferred Shares”), of the Company at a price of $54.00 per one ten-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. Each one ten-thousandth of a Preferred Share is designed to be the economic equivalent of one share of Common Stock. The description and terms of the Rights are set forth in the Rights Agreement.

Before the Distribution Date (as defined below), the Rights will be evidenced by the stock certificates representing the shares of Common Stock then outstanding, and no separate Right Certificates (as defined below) will be distributed. Until ten calendar days after a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person,” as such term is defined in the Rights Agreement, (such date, the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate (or, with respect to shares of Common Stock that are uncertificated, by the book-entry account that evidences record ownership of such shares of Common Stock). In general and subject to certain exceptions, an “Acquiring Person” is a person, the affiliates or associates of such person, or a group, which has acquired beneficial ownership of 10% or more of the outstanding Common Stock. One such exception is that neither Parent nor Merger Sub (or any of Parent or Merger Sub’s affiliates or associates) shall be or become an “Acquiring Person” by reason of, and the term “Acquiring Person” shall not include Parent or Merger Sub (or any affiliate or associate of Parent or Merger Sub) by reason of the execution, delivery or approval of any of the Merger Agreement or any contract or instrument in connection with the Merger Agreement, the commencement or consummation of the Offer, the consummation of the Merger or any other transactions contemplated by the Merger Transaction Agreements (as defined in the Rights Agreement). For purposes of the Rights Agreement, beneficial ownership of the shares of Common Stock is generally determined consistent with the provisions of Rule 13d-3 promulgated under the Exchange Act, except that derivative interests in the shares of Common Stock, are also considered beneficial ownership of the underlying shares of Common Stock for purposes of the Rights Agreement. The Rights Agreement provides that the ownership of stockholders that beneficially own 10% or more of our common stock on the date of adoption of the Rights Agreement will be grandfathered, but the Rights would become exercisable if at any time any such stockholder increases its ownership percentage by 0.001% or more. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender or transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on the business day immediately prior to the first anniversary of the date of the Rights Agreement or immediately prior to the earlier to occur of the Acceptance Time and the Effective Time (each as defined in the Merger Agreement) (the “Final Expiration Date”), unless amended or unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable or payable, upon exercise of the Rights are subject to anti-dilution adjustments from time to time. The number of outstanding Rights and the number of one ten-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock, or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one ten-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (x) $1.00 per share or (y) 10,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $10,000.00 per share, plus accrued and unpaid dividends and distributions thereon, whether or not declared, but will be entitled to an aggregate payment of 10,000 times the payment made per share of Common Stock. Each Preferred Share will have 10,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 10,000 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock. The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of shares of Common Stock having a market value of two times the exercise price of the Right. This right will commence at the time that a person has become an Acquiring Person (or the effective date of a registration statement relating to distribution of the rights, if later), but in any event no earlier than the Distribution Date.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other persons in which such persons have an interest, proper provision will be made so that each such holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time prior to the earliest of (i) the Distribution Date, or (ii) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). In general, the redemption of the Rights may be made effective at such time on such basis with such conditions as the Board in its sole discretion may establish. However, the Merger Agreement contains certain limitations on the Company’s ability to redeem the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after any person becomes an Acquiring Person and prior to the acquisition by any person or group of affiliated persons of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by an Acquiring Person or its affiliate or associates that will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

The Rights Agreement and the terms of the Rights generally may be amended by the Board without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

This summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement that is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On January 15, 2014, the Company and Management VIII entered into a confidentiality agreement (the “Confidentiality Agreement”) concurrently with the execution of the Merger Agreement. Under the Confidentiality Agreement, Management VIII agreed, subject to certain exceptions, to keep confidential any confidential information concerning the Company furnished by the Company to Management VIII or its representatives. The Confidentiality Agreement supersedes the confidentiality agreement between the Company and Management VIII, dated as of October 23, 2013.

Equity Commitment Letter

As an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Parent has provided the Company with a copy of an executed Equity Commitment Letter, dated January 15, 2014 (the “Equity Commitment Letter”) pursuant to which the Holding Partnership has committed, subject to the conditions of the Equity Commitment Letter, to provide $335 million of equity financing to Parent solely in connection with completion of the Offer and the Merger, subject to the conditions of the Merger Agreement and the Equity Commitment Letter. The Company is a third party beneficiary of the Equity Commitment Letter for the limited purpose to cause the equity financing to be funded, but only if the Company is awarded specific performance pursuant to the Merger Agreement.

This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter that is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

The Limited Guarantee

Simultaneously with the execution of the Merger Agreement, the Equity Commitment Letter and the debt commitment letter, the Holding Partnership provided the Company with a limited guarantee (the “Limited Guarantee”) which guarantees the payment and performance of Parent’s obligations to the Company with respect to the payment of a $66.6 million termination fee, certain indemnification obligations related to financing cooperation and damages resulting from fraud or willful breach of the Merger Agreement to the extent such damages survive termination of the Merger Agreement, in each case, subject to the terms and conditions of the Limited Guarantee.

This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee that is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, as of January 15, 2014, none of Parent, the Offeror nor any person or entity listed on Schedule I to the Offer to Purchase beneficially owned any shares of Common Stock.

Item 4.	The Solicitation or Recommendation

Recommendations of the Board

At a meeting held on January 15, 2014, after a review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Board’s legal and financial advisors, the Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interest of, the Company and its stockholders; (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) declared the advisability of the Merger Agreement and the transactions contemplated thereby; and (iv) recommended that the holders of the Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and thereby approve the transactions contemplated thereby.

Accordingly, the Board unanimously recommends that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, vote in favor of approving and adopting the Merger Agreement.

In reaching the conclusions and in making the recommendations described above, the Special Committee took into account a number of reasons, described under “Reasons for Recommendation” below.

Background of the Offer

The Board and senior management have, on an ongoing basis, evaluated strategic alternatives relating to the Company’s business, including selective acquisitions, stock repurchases, debt refinancing and other potential strategic transactions, each with a view towards maximizing stockholder value.

In connection with its ongoing evaluation of strategic alternatives relating to the Company, the Board has consulted with the Company’s senior management regarding the Company’s operational and financial performance, discussed the strategic direction of the Company and evaluated various options for growth.

For the past several years, the Company has focused its growth strategy on maintaining and evolving its existing stores, developing high sales volume Company-owned stores primarily in densely populated areas, and selling development rights to franchisees in domestic and international markets where it does not currently intend to open Company-owned stores.

Given the Company’s well-known brand, strong cash flow profile, international growth opportunities, potential valuation disconnect with the market and periodic indications of interest from financial buyers over the years, beginning in February 2013, the Board considered beginning a more formal process to explore strategic alternatives for the Company.

On February 19, 2013, the Board held a meeting at the Company’s headquarters in Irving, Texas and continued such discussions about a more formal process. During the meeting, Michael H. Magusiak, the Company’s President and Chief Executive Officer, led a discussion of senior management’s discussions with Goldman Sachs & Co. (“Goldman Sachs”), the Company’s general financial advisor, regarding potential strategic alternatives for the Company to increase stockholder value. Mr. Magusiak noted that the Company had not formally engaged Goldman Sachs, but, at the request of senior management, Goldman Sachs was performing a financial analysis of the Company and outlining potential strategic alternatives for the Company to increase stockholder value. After discussions, the Board indicated that while it was always willing to consider alternatives to enhance stockholder value, and agreed that Management should continue discussions with Goldman Sachs, no determination had been made to pursue any such alternative.

On April 30, 2013, the Board held a meeting at the Company’s headquarters in Irving, Texas. Members of senior management updated the Board on their discussions with Goldman Sachs and another investment bank (“Bank B”) regarding potential ways of to increase stockholder value including, among others, a leveraged recapitalization coupled with increased stock repurchases and/or dividend payments or a potential sale of the Company to a financial or strategic buyer. Mr. Magusiak informed the Board that the Company had not formally engaged either Goldman Sachs or Bank B at the present time but that members of senior management planned to continue their discussions with Goldman Sachs and Bank B. After discussions, the Board indicated that while it was always willing to consider alternatives to enhance stockholder value, and agreed that Management should continue discussions with Goldman Sachs, no determination had been made pursue any such alternative.

On July 18, 2013, the Board held a meeting at the Company’s headquarters in Irving, Texas. A representative from Weil, Gotshal & Manges LLP (“Weil”) the Company’s legal advisor joined the meeting telephonically. During that meeting, the Board discussed the agendas for its upcoming meetings and agreed that while no determination had been made regarding pursuing any specific strategic alternative, the Board would explore and evaluate all strategies for maximizing stockholder value. In connection therewith, the Board agreed to hear presentations from Goldman Sachs and Bank B regarding exploration of strategic alternatives at its next meeting. The representative from Weil advised the Board as to the importance of maintaining confidentiality as the Board began a more formal process to explore strategic alternatives.

On July 30, 2013, the Board held a meeting at the Company’s headquarters in Irving, Texas. Representatives of Weil, Goldman Sachs, and Bank B joined the meeting. During the meeting, the Board discussed the Company’s strategic planning, growth prospects, historical trends and strategic alternatives, including stock repurchases, debt financing, acquisitions, a sale of the Company to a strategic or financial buyer and maintaining the status quo. The Board also received presentations from members of senior management regarding international operations and the Company’s plan of reinvesting in current stores. A representative from Weil advised the Board regarding its fiduciary duties and legal obligations to the Company and its stockholders in considering a potential sale of the Company. The representative from Weil also discussed the Company’s defensive profile in respect of potential unsolicited takeovers. The Board heard separate presentations from Goldman Sachs and Bank B with respect to their qualifications and potential engagement as financial advisor to the Company. Both Goldman Sachs and Bank B presented a list of strategic alternatives for the Company and an analysis of such alternatives as well as maintaining the status quo. Additionally, Goldman Sachs and Bank B discussed their preliminary financial analysis regarding strategic alternatives, including a possible sale of the Company and potential parties who might be viable candidates with respect to a potential transaction. These included both potential strategic and financial acquirors. Following the presentations, the Board discussed the strategic alternatives available to the Company and analyzed those alternatives as compared with maintaining the status quo and the risks inherent in advancing the Company’s long-term plan over time. The Board agreed to move forward with an exploration of the Company’s strategic alternatives and approved the engagement of Goldman Sachs to serve as financial advisor to the Company in connection with such process based on its experience in merger and acquisition transactions, including its approach to the due diligence and transaction process, and other relevant factors.

During August and September 2013, representatives from Goldman Sachs and members of senior management held numerous meetings, both in-person and telephonic, in connection with Goldman Sachs’ business and financial due diligence review of the Company. During this time, representatives from Goldman Sachs also assisted the Company’s management team in gathering due diligence materials that could potentially be made available to potential bidders if the Board determined to conduct a sale process.

On October 9, 2013, the Board held a telephonic meeting. Representatives from Weil and Goldman Sachs joined the meeting. Representatives from Goldman Sachs provided an update on general market conditions in the

United States and reported the findings of its due diligence review of the Company, including its review of whether a sale process remained a viable alternative for the Company. Goldman Sachs informed the Board that it continued to believe that the Company had a unique and strong business model that would be well received in the market. In connection therewith, Goldman Sachs informed the Board that marketing materials had been prepared and Weil had drafted a confidentiality agreement. The Board discussed whether it was advisable to begin a formal process of considering a sale of the Company and contact certain potential bidders to assess their level of interest. The Board determined that moving forward with a formal process to explore the Company’s strategic alternatives, specifically a sale of the Company, was in the best interests of the Company and its stockholders. The Board instructed Goldman Sachs to begin contacting potential bidders. The Board also agreed that in order to maintain confidentiality, potential bidders would first be provided with a short-form confidentiality agreement which did not identify the Company and, upon its execution, would be provided with an information sheet identifying the Company. If a potential bidder indicated interest after receipt of the information sheet, it would execute a longer form confidentiality agreement and then receive a confidential information memorandum.

Beginning on October 11, 2013, representatives of Goldman Sachs contacted 18 potential bidders, including 17 financial buyers and one strategic buyer, and distributed short-form confidentiality agreements prepared by Weil to each of them. Between October 11, 2013 and October 31, 2013, 17 of the potential bidders executed short-form confidentiality agreements and, upon execution thereof, received an information sheet identifying the Company. Concurrently therewith, Goldman Sachs distributed long-form confidentiality agreements prepared by Weil to each of the 17 potential bidders. Between October 18, 2013 and November 7, 2013, the Company entered into long-form confidentiality agreements which also included various negotiated standstill provisions with 12 parties and, following execution thereof, Goldman Sachs provided each of those parties with a confidential information memorandum describing the Company which included financial forecasts.

On October 18, 2013, the Company entered into a long-form confidentiality agreement with Party A.

On October 21, 2013, the Company entered into a long-form confidentiality agreement with each of Party B, Party C, Party D and Party E.

On October 23, 2013, the Company entered into a long-form confidentiality agreement with each of Apollo, Party F and Party G.

On October 28, 2013, the Company entered into a long-form confidentiality agreement with Party H.

On October 29, 2013, the Company entered into a long-form confidentiality agreement with Party I.

On October 29, 2013, the Board held a meeting at the Company’s headquarters in Irving, Texas. Representatives from Weil attended the meeting and representatives from Goldman Sachs joined the meeting telephonically. During the meeting, representatives from Goldman Sachs summarized their communications with potential bidders since the October 9, 2013 Board meeting. Goldman Sachs also discussed next phases of the process, including meetings between potential bidders and members of senior management as well as the opening of a virtual data room. After the representatives from Goldman Sachs left the meeting, the Board heard presentations from members of senior management regarding the Company’s capital plan, concept evolution and domestic and international growth opportunities.

On November 1, 2013, the Company entered into a long-form confidentiality agreement with Party J.

On November 7, 2013, the Company entered into a long-form confidentiality agreement with Party K.

During October and November 2013, Goldman Sachs and Weil continued to assist the Company’s management team in gathering due diligence materials to be made available to potential bidders. Also during October and November 2013, at the Company’s direction, Goldman Sachs delivered certain non-public information in limited responses to specific diligence questions raised by the potential bidders and their advisors.

After receipt of the confidential information memorandum, each of Party C, Party F, Party G and Party I informed Goldman Sachs that they were withdrawing from the process and would not be submitting preliminary indications of interest.

Between November 11, 2013 and November 14, 2013, first-round process letters were sent to each of Apollo, Party A, Party B, Party D, Party E, Party H, Party J and Party K inviting each such party to submit a preliminary non-binding expression of interest for the acquisition of the Company. The first-round process letters instructed that proposals were to be submitted by November 26, 2013.

Between November 14, 2013 and November 22, 2013, members of senior management held introductory meetings with the eight potential bidders. Representatives from Goldman Sachs attended each of the introductory meetings as well.

On November 14, 2013, members of senior management held separate in-person introductory meetings with each of Party B and Party D at the offices of Goldman Sachs in New York, New York.

On November 14, 2013, Richard M. Frank, the chairman of the Board, received a letter from Apollo setting forth their indication of interest in acquiring all of the equity interests of the Company and proposing a meeting with members of senior management of the Company.

On November 15, 2013, members of senior management held separate in-person introductory meetings with each of Party A, Party H and Party K at the offices of Goldman Sachs in New York, New York.

On November 18, 2013, members of senior management held an introductory meeting via video conference with Party J at the offices of Weil in Dallas, Texas.

On November 20, 2013, members of senior management held an in-person introductory meeting with Party E at the Company’s headquarters in Irving, Texas.

On November 22, 2013, members of senior management held an in-person introductory meeting with Apollo at the offices of Weil in Dallas, Texas. At Apollo’s request, on November 25, 2013, members of senior management held a telephone conference with Apollo for a follow-up discussion.

Following the introductory meetings with the eight potential bidders, at the Company’s direction, Goldman Sachs distributed a supplemental data package to each of the potential bidders containing certain non-public information regarding the Company’s operating data.

As the November 26, 2013 deadline for submission of preliminary indications of interest approached, each of Party A, Party B, Party D, Party E, Party H and Party K informed Goldman Sachs that they were withdrawing from the process and would not be submitting preliminary indications of interest.

On November 26, 2013, each of Apollo and Party J submitted non-binding preliminary indications of interest to acquire all of the equity interests of the Company. Each indication was subject to the completion of customary business, regulatory, legal and financial due diligence. Party J’s letter included a per share indicative range of $55.00 to $60.00 and Apollo’s per share indicative range was $55.00 to $56.00. Apollo’s letter also included a detailed list of diligence requests.

On December 2, 2013, the Board held a telephonic meeting. Representatives from Weil and Goldman Sachs joined the meeting. A representative from Goldman Sachs provided an overview of the process to date, including information about the parties that executed confidentiality agreements and the introductory meetings held between potential bidders and members of senior management. Goldman Sachs then presented the details of the preliminary bids submitted by Apollo and Party J, including the per share indicative range, sources of equity, potential debt financing sources and proposed timelines. Members of senior management addressed the Board and summarized their introductory meetings with the potential bidders. Goldman Sachs stated that it believed both of the remaining bidders were financially capable acquirors who had expressed a strong interest in a transaction with the Company. Additionally, Goldman Sachs informed the Board that Apollo had expressed an interest in accelerating the process for its bid and the Board discussed how to respond to Apollo while assuring that the process would result in the best value for the Company’s stockholders. Representatives from Goldman Sachs then outlined the next steps in the process. Mr. Magusiak informed the Board that it was management’s recommendation that the Company continue with the process. After the representatives from Goldman departed the meeting, the Board engaged in discussions, some of which were legally privileged, regarding proceeding with the process. The Board unanimously recommended moving forward in the process with Apollo and Party J.

On December 4, 2013, each of Apollo and Party J and their respective advisors were granted access to a virtual data room that contained key business, financial, regulatory, legal and other information concerning the Company, including financial projections.

On December 10, 2013, the Board held a telephonic meeting. Representatives from Weil also joined the meeting. Messrs. Magusiak and Frank and Tiffany B. Kice, the Company’s Chief Financial Officer, updated the Board on their discussions with Apollo and Party J. Mr. Magusiak informed the Board that Apollo continued to express a desire to accelerate the process with respect to their bid, had engaged legal and financial advisors and conducted significant diligence while Party J was following the general timeline for the process and had not yet engaged advisors. The Board discussed with Weil and senior management, among other things, the relative levels of enthusiasm associated with each bidder and the relative amount of due diligence work of each bidder to date. The Board discussed the strategy going forward with respect to Apollo and Party J and analyzed such strategy in the context of achieving the best price for the Company’s stockholders. Mr. Magusiak informed the Board that members of senior management would be conducting management presentations with Apollo and Party J in the next week. Ms. Kice then made a presentation to the Board regarding the Company’s 2014 preliminary budget. Mr. Magusiak stated to the Board that the Company continued to plan for the next year as if it were not being acquired. Following such presentation and discussions with management, the Board unanimously recommended that the Company continue to move forward in the process with Apollo and Party J.

On December 12, 2013, the Company’s senior management gave a management presentation to representatives of Apollo at the offices of Weil in Dallas, Texas. Representatives from Weil and Goldman Sachs attended the meeting along with Apollo’s advisors. Following the presentation, members of senior management led the representatives of Apollo on a tour of several of the Company’s stores in the Dallas area.

During late-December 2013 and early-January 2014, members of the Company’s senior management and representatives of Goldman Sachs had numerous telephone conversations with representatives of Apollo and Apollo’s advisors regarding the Company, including: the Company’s marketing strategy, finance, accounting and tax considerations, the Company’s information technology systems, elements of the Company’s insurance programs, human resource topics, legal considerations as well as various topics related to the Company’s strategy and historical and projected operating performance. At no time did discussions regarding compensation or employment agreements take place between Apollo and members of senior management.

On December 19, 2013, the Company’s senior management gave a management presentation to representatives of Party J at the offices of Weil in Dallas, Texas. Representatives from Weil and Goldman Sachs attended the meeting. Following the presentation, members of senior management led the representatives of Party J on a tour of several of the Company’s stores in the Dallas area.

On December 23, 2013, a draft merger agreement prepared by Weil was uploaded to the virtual data room and the remaining bidders were instructed to provide a revised draft of the merger agreement with their bid proposals. On the same day, a memorandum outlining certain rules for the process going forward, including rules pertaining to and restricting discussions between management and the bidders regarding future employment, was uploaded to the virtual data room.

On December 27, 2013, a representative of Apollo met with Messrs. Magusiak and Frank, respectively, with a representative of Goldman Sachs in Irving, Texas to further discuss Apollo’s interest in acquiring the Company and their overall vision going forward.

On December 30, 2013, a representative of Apollo had a telephone conversation with Mr. Magusiak, Ms. Kice and a representative of Goldman Sachs to again discuss the Company’s marketing strategy and also to review the Company’s preliminary financial results for the fourth quarter, which were lower than previously forecasted. The information contained in “Item 8. Additional Information—Certain Company Management Projections” regarding such financial results is incorporated herein by reference.

On January 7, 2014, second-round process letters were sent to Apollo and Party J inviting each such party to submit a final definitive offer for a potential transaction with the Company. The second-round process letters instructed that bids were to be submitted by January 29, 2014. On the same day, Reuters published a report citing anonymous sources that the Company was exploring a sale process and had retained Goldman Sachs in connection with such process.

Later the same day, January 7, 2014, Apollo submitted a proposal to Mr. Frank to acquire all of the outstanding equity interests of the Company for $52.50 in cash per share. In the proposal, Apollo attached a mark-up of the draft merger agreement that had been provided by the Company, along with a draft equity commitment letter, limited guarantee, debt commitment letter and proposed exclusivity agreement. Apollo outlined in the letter the following reasons why its offer price was lower than the range indicated on November 26: (1) the Company’s same store sale performance for 2013 was lower than initially forecasted and weakened considerably in the fourth quarter of 2013; (2) the Company would pay substantially higher cash taxes going forward due to the expiration of bonus depreciation which the Company had been taking advantage of historically; (3) the Company maintained a substantial “trapped” cash balance in Canada that is generally unavailable to use without incurring meaningful tax penalties; and (4) the Company lacked a Chief Marketing Officer, a key management position, which was not made clear to Apollo prior to their November 26 proposal.

On January 8, 2014, Party J indicated in a telephone call to Goldman Sachs that it did not believe it would be able to offer a compelling value for the Company and therefore it would not be submitting a final definitive offer for a potential transaction with the Company.

On January 9, 2014, the Board held a telephonic meeting. Representatives from Goldman Sachs and Weil joined the meeting. A representative from Goldman Sachs updated the Board on the bid submitted by Apollo and Party J’s decision not to move forward in the process. The Board inquired as to whether any third parties had contacted Goldman Sachs in response to news reports that the Company was exploring a sale. A representative from Goldman Sachs informed the Board that no such third party inquiries had been received at that time. Mr. Magusiak, Ms. Kice and Goldman Sachs then reviewed the four factors cited in Apollo’s letter as reasons for why its offer price was lower than the range in its preliminary indication of interest and provided a response for each as follows: (1) the Company was still in the process of closing year-end books and it was too soon to know the actual 2013 results compared to the initial forecast, but acknowledged that severe weather that impacted the United States in December would affect performance, but that one month’s weather-related impact was not sufficient to impact the price of the Company’s Common Stock nor did the Company believe that the recent under-performance represent a reason to revise expectations for the Company’s performance in future periods (see “Item 8. Additional Information—Certain Company Management Projections” for further information regarding the Company’s fourth quarter financial results); (2) the Company’s projections have always taken into account the expiration of bonus depreciation; (3) the Company has foreign tax credits that could significantly offset the tax penalty for use of overseas cash to a nominal amount and, moreover, even if the Company were unable to offset the tax penalty with foreign tax credits, the impact of such tax penalty would likely be modest;

and (4) the departure of the Chief Marketing Officer has been public information since November 8, 2013 and the Company’s financial forecast included the expenses associated with hiring a new Chief Marketing Officer, including salary. A representative from Weil then made a presentation to the Board regarding the structure of the transaction and the legal issues related to then-current draft of the merger agreement and ancillary agreements, as well as the request to agree to certain closing conditions and the adoption of a stockholder rights plan (the “Rights Plan”). The representative from Weil also reminded the Board of its fiduciary duties in the context of a sale of the Company. The Board engaged in a wide-ranging discussion regarding a response to Apollo’s bid and how to maximize value for the Company’s stockholders. The Board discussed with its advisors the likelihood that Apollo would increase its offer price. The Board then instructed Goldman Sachs to contact Apollo and present the Board’s position that $52.50 per share was not an acceptable purchase price and that Apollo needed to reconsider its position and return with its best and final offer. Additionally, the Board instructed Weil to begin negotiations with Apollo’s counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell”) on the draft merger agreement. The Board also decided not to enter into an exclusivity agreement with Apollo and further instructed Goldman Sachs and Weil to negotiate for a broad go-shop provision in the merger agreement that would permit the Company to solicit other parties.

On January 9, 2014, at the request of the Board, a representative from Goldman Sachs called a representative from Apollo and indicated that the Company was not prepared to move forward with Apollo’s proposed price and certain other non-price terms, but suggested that Weil and Wachtell discuss issues relating to the mark-up of the draft merger agreement that had been submitted and that Apollo consider whether it would be able to reach a higher price. The representative from Goldman Sachs urged Apollo to submit a proposal to the Board by the upcoming weekend that was higher than the amount submitted on January 7, 2014 in part so the Board could determine whether to accelerate the bid process for Apollo or to continue to allow the full process to play out until January 29, 2014.

Also on January 9, 2014, Weil sent an issues list reflecting the principal concerns of the Company regarding Apollo’s mark-up of the draft merger agreement to Wachtell, and the following day Weil sent a revised draft of the merger agreement to Wachtell.

On January 10, 2014, representatives of Apollo had a telephone conversation with representatives from Goldman Sachs. Apollo indicated that it was struggling to reach a higher price given the Company’s latest financial information. Goldman Sachs reiterated to Apollo that the Company was not willing to go forward at the current offer price.

On January 11, 2014, the Company, through Goldman Sachs, provided Apollo with further information regarding the Company’s performance in the fourth quarter of 2013, including preliminary unaudited comparable store sales, total revenue and Adjusted EBITDA (defined below).

On January 11, 2014, Apollo advised a representative of Goldman Sachs that it was seeking internal approval for a proposal at $54.00 per share. Apollo stated that if it were able to increase its offer to $54.00 per share, the revised bid would be its final price. Representatives from Weil and Wachtell continued to work on the next draft of the merger agreement while Apollo and the Company continued to negotiate on price.

On January 12, 2014, Weil and Wachtell held a telephone conference to discuss the merger agreement. Thereafter, through the moment of the execution and delivery of the merger agreement, negotiations and the exchange of draft language concerning the terms of the Merger continued.

Later on January 12, 2014, Apollo sent a letter to Mr. Frank presenting a revised offer price of $54.00 per share. The letter included a revised mark-up of the merger agreement. Apollo communicated to representatives of Goldman Sachs that this was their final offer.

From January 13 to January 15, 2014, Weil and Wachtell exchanged mark-ups of the merger agreement and discussed and negotiated proposals with respect to items that remained open in the merger agreement. During that period of time, Goldman Sachs (often in conjunction with Weil) continued its discussions with Apollo (often in conjunction with Wachtell) regarding various terms and conditions of the merger agreement and related transactions.

On January 13, 2014, the Board held a telephonic meeting. Representatives from Goldman Sachs and Weil joined the meeting. Goldman Sachs updated the Board on their discussions with Apollo since the last Board meeting and reported that they had encouraged Apollo to raise its price especially given that it was attempting to accelerate the ongoing sale process ahead of the final bid deadline of January 29, 2014. Goldman Sachs reported that on January 12, 2014, Apollo submitted a revised offer price of $54.00 per share and that Apollo expressed a strong desire to execute a merger agreement within the next 24 hours. Weil reported that it had been in on-going negotiations with Wachtell and expected to send a revised merger agreement to Wachtell later the same day. Representatives from Goldman Sachs and Weil identified some of the remaining issues in the merger agreement in respect of non-price terms which included various closing and interim operating conditions, go-shop provision limitations, the amounts of termination fees and expense reimbursement obligations and the adoption of the Rights Plan. The Board discussed with its advisors, among other things, strategies for negotiating a resolution of such issues. Representatives from Goldman Sachs then presented their financial analysis of a transaction at $54.00 per share. In response to inquiries from the Board, Goldman Sachs and members of senior management updated the Board that since the beginning of the process, including since the January 7, 2014 news reports about an ongoing sale process, there had been three in-bound indications of interest from third parties that were viewed as being unlikely to have the financial capability to consummate a transaction with the Company. After reviewing the inquiries and taking into account their advisors’ view that there was a low probability that any of the third parties had the financial capability to consummate a transaction with the Company, the Board determined that the inquiries did not require a response. After further discussions with its advisors, the Board decided that a price of $54.00 per share represented significant value for the Company’s stockholders because of the premium to market price that it represented and for the reasons discussed below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” which are incorporated herein by reference. The Board instructed Goldman Sachs and Weil to negotiate with Apollo and its advisors to seek certain concessions from Apollo in respect of non-price issues in return for an agreement by the Company with respect to the go-shop provision, which the Board felt comfortable granting, given that there had been a robust process to date, including calls by Goldman Sachs to 18 potential bidders.

Early in the morning of January 14, 2014, the Board held a telephonic meeting with representatives from Goldman Sachs and Weil in attendance. A representative from Weil updated the Board on discussions with Apollo and Wachtell from the previous evening. Weil further updated the Board on other legal issues related to the then-current draft of the merger agreement. A representative from Weil discussed with the Board its fiduciary duties and legal obligations to the Company and its stockholders both in considering a potential sale of the Company and the related adoption of the Rights Plan. The Board, with its advisors, discussed and considered the adoption of the Rights Plan at the time of the execution of the Merger Agreement both under existing legal precedent and in the context of precedent transactions. The Board instructed Weil and Goldman Sachs to continue to oppose the condition that the Board adopt a Rights Plan and negotiate the remaining non-price issues in an attempt to reach an agreement with Apollo by the end of the day. After discussions, the Board agreed that achieving a sale transaction with Apollo remained in the best interests of the Company and its stockholders and was reasonably likely to deliver similar or greater value to the Company’s stockholders than what the Company would deliver pursuant to its current management plan while providing an immediate return to stockholders, eliminating the transaction risk of achieving the management plan and transferring other risks of the business to new owners. The Board agreed to reconvene later in the day to receive an update on discussions with Apollo.

In the evening of January 14, 2014, the Board reconvened its telephonic meeting. Representatives from Goldman Sachs and Weil joined the meeting. A representative from Weil reported that substantial progress had been made in negotiations with Apollo and Wachtell, but that transaction terms and documents were not yet final. A representative from Goldman Sachs reported that adoption of the Rights Plan was an important issue in the finalization of the Merger Agreement to Apollo. A representative from Weil informed the Board that the parties were closer to reaching an agreement with respect to certain non-price terms including termination fees, closing conditions, reimbursement of expenses, interim operating covenants and the Rights Plan that had been requested by Apollo. At the meeting, a representative from Weil made a detailed presentation to the Board regarding the Rights Plan that covered its terms, the ability of the Board to rescind the plan in response to a superior proposal from a third party and the possibility that the Rights Plan could create a more stable process between signing and closing and thereby reduce the execution risks of the potential merger. The Board engaged in a lengthy discussion with its advisors regarding adoption of the Rights Plan. The Board instructed Goldman Sachs and Weil to inform Apollo that it was willing to adopt the Rights Plan, but not willing to agree to Apollo’s positions with respect to termination fees, the amount of reimbursable expenses and certain interim operating covenants and closing conditions.

Between January 14, 2014 and January 15, 2014, Goldman Sachs and Weil engaged in on-going negotiations with Apollo and Wachtell.

On January 15, 2014, the Board held a telephonic meeting. Representatives from Goldman Sachs and Weil joined the meeting. A representative from Weil reported that all major issues that were pending the previous evening had been resolved. A representative from Weil then presented a detailed summary of the Merger Agreement and its provisions to the Board. Goldman Sachs then presented its financial analysis of the Company and orally delivered its opinion to the Board that, as of such date and based upon and subject to the factors and assumptions described to the Board, the $54.00 per Share cash consideration to be paid to the stockholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such stockholders, which opinion was received in writing in conjunction with the execution of the Merger Agreement. Representatives from Weil and Goldman Sachs made presentations to the Board regarding the final terms of the Merger Agreement and the Rights Plan and the Board engaged in a discussion with its advisors regarding these terms. The Board then unanimously: (i) approved and declared advisable the Merger Agreement (subject to the resolution of certain minor contractual provisions),(ii) approved the Merger and the transactions contemplated by the Merger Agreement, including the Offer, declaring that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, including the Offer, (iii) approved the Rights Plan and adopted other resolutions to implement the Rights Plan, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated by way of a “short-form” merger in accordance with Section 17-6703 of the KGCC), and (v) resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, tender their Shares into the Offer and vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law). Weil and Wachtell discussed the Merger Agreement following the Board meeting and resolved the final provisions of the agreement.

During the night of January 15, 2014, Parent, the Offeror and the Company executed the Merger Agreement, and at 6:00 a.m. eastern time on January 16, 2014, the parties issued a joint press release announcing the transaction.

On January 16, 2014, the Offeror commenced the Offer. During the Offer, Parent and the Offeror intend to have ongoing contacts with the Company and its directors, officers and stockholders.

Reasons for Recommendation

In reaching its unanimous decision to approve the Offer, the Merger and the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters, with its financial advisor regarding the financial aspects, as well as the fairness of the transaction from a financial point of view to the stockholders of the Company, and with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Offer, the Merger and the Merger Agreement:

•	Premium to Market Price. The Offer Price of $54.00 per Share represents an implied premium of approximately (A) 25% over the closing price on January 7, 2014 (the last trading day before media speculation regarding a possible transaction) and (B) 36% over the twelve-month volume weighted average share price for the period ending January 7, 2014.

•	Strategic Alternatives. The Board’s belief, after a comprehensive review of other strategic opportunities (including selected acquisitions, stock repurchases, debt financing and continuing to operate on a stand-alone basis) reasonably available to the Company, the results of the auction process, the financial prospects of the Company and execution risk associated with the management’s business plan for the Company, in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.

•	Full and Fair Value. The Board’s belief that the Offer Price of $54.00 per Share represents full and fair value for the Shares, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger compared to the risks and uncertainty associated with the operation of the Company’s business as an independent company.

•	Best Price Reasonably Available. The Board’s belief that the Offer Price of $54.00 per Share represents the best price reasonably available for the Shares, taking into account, among other factors, the advice the Board received from its financial advisor, that the Company had engaged in an extensive process regarding a sale of the Company and that the Merger Agreement with Parent and the Offer and Merger represented in the Board’s view the best value reasonably available for the stockholders of the Company, and the Board’s belief that, for a variety of reasons discussed with the Board’s financial advisor, including that no other potential purchaser remained in the process regarding a sale of the Company, no other potential buyer for the Company is likely to pay as much as, much less more than, Parent and Offeror to acquire the Company, even if the Board did not accelerate the extensive process regarding a sale of the Company.

•	Risk of Losing the Offer Price. The fact that agreeing to the Offer and Merger at this time reduced the risks that Parent and Offeror could attempt to reduce their Offer Price of $54.00 per Share in the event that the Company had waited until the original final bid deadline of January 29, 2014, because Parent and Offeror would then believe that no other bidder was likely to pay as much, much less more than, the $54.00 per Share that Parent and Offeror proposed.

•	Certainty of Value. The fact that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash (supported by committed financings), which will provide liquidity and certainty of value to the Company’s stockholders.

•	Likelihood of Completion. The relative certainty of completion of the proposed transaction.

•	Opinion of Goldman Sachs. The oral opinion of Goldman Sachs delivered to the Board on January 15, 2014, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $54.00 per Share cash consideration to be paid to the stockholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. The full text of Goldman Sachs’ written opinion is attached hereto as Annex A. For further discussion of the Goldman Sachs opinion, see “Item 4. The Solicitation or Recommendation—Opinion of Goldman Sachs, Financial Advisor to the Board” below.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement requires the parties, if, as a result of the Offer, the Top-Up Option or otherwise, the Offeror and Parent directly or indirectly own at least 90% of the issued and outstanding Shares on a fully diluted basis, to take all necessary and appropriate action to effect the Short-Form Merger (defined below).

•	Extension of Offer. The fact that, subject to limited exceptions, Offeror and Parent are required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•	Business Reputation of Apollo. The business reputation and capabilities of Apollo and its management and its substantial financial resources, which the Board believed supported the conclusion that a transaction with Parent and Offeror could be completed relatively quickly and in an orderly manner.

•	Go-Shop Provisions. The provisions of the Merger Agreement that allow the Company to initiate, solicit and encourage proposals for a business combination from Party J (including waiving certain standstill provisions), under certain circumstances specified in the Merger Agreement, during the “go-shop” period.

•	Fiduciary Outs for Superior Proposals. The provisions of the Merger Agreement that permit the Company, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement (and, if necessary, the Rights Agreement) in order to accept a superior offer from third parties upon payment of a termination fee, and the belief of the Board that the termination fee was reasonable, would not be a significant deterrent to competing offers and was not designed to preclude higher offers from third parties.

•	Appraisal rights. The availability of statutory appraisal rights under Kansas law in the Merger for the Company’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Kansas law.

•	Financing. The level of effort that Parent and Offeror must use under the terms of the Merger Agreement to obtain the proceeds of the financings on the terms and conditions described in the applicable commitment letter and the belief that the debt commitment letters represent a strong commitment on the part of the parties to the debt commitment letters.

The Board has also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s non-affiliated stockholders the opportunity to realize a premium over the prices at which the shares of Common Stock were trading prior to the meeting of the Board to consider and approve the Merger Agreement, such stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Common Stock might have increased in the future to a price greater than $54.00 per Share.

•	Termination Fee. The payment of a termination fee and/or expense reimbursement of $7 million upon certain circumstances (including upon the Company’s termination of the Merger Agreement and acceptance of a superior proposal).

•	Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Business Disruption Resulting from Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management.

•	Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders. For a further discussion of such conflicts of interest, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

•	Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer, which could delay or prevent the Company from undertaking some business opportunities that may arise during that time.

•	Parent Control of Board after Completion of Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, the Offeror and Parent with the ability to obtain representation on the Board proportional to the Parent’s ownership of shares of Common Stock upon completion of the Offer.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by the Company of its expenses associated with the Offer and Merger.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s management and the Board’s legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the members of the Board were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intends to tender or cause to be tendered all shares of Common Stock held of record or beneficially by such persons for purchase pursuant to the Offer, other than shares of Common Stock that are not transferable.

Opinion of Goldman Sachs & Co., Financial Advisor to the Board

Goldman Sachs rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of January 15, 2014, and based upon and subject to the factors and assumptions set forth therein, the $54.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 15, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement (the “Transaction”) and such opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 30, 2012;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, including the Projections described in “Item 8. Additional Information,” and certain financial forecasts for 2018 provided by the Company that the Company’s management extrapolated using growth rates and margin assumptions reflected in the Projections (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the shares of Common Stock; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the restaurant industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company Board’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it without assuming any responsibility for independent verification thereof. Goldman Sachs assumed with the Board’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $54.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement, including the Rights Plan adopted by the Company in connection with the Transaction, or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $54.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs does not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and it assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 14, 2014, the last trading date prior to the date Goldman disclosed its financial analysis to the Board, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the shares of Common Stock for the five-year period ended January 7, 2014. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares of pursuant to the Merger Agreement in relation to the closing price of the shares of Common Stock as of January 7, 2014, the last trading date prior to the time media speculation regarding a possible transaction (the “Undisturbed Price”) (the last trading price on the last trading date prior to the date Goldman Sachs disclosed its financial analysis to the Board was $48.20), the high and low closing prices of the shares of Common Stock for the 52-week period ended January 7, 2014 and the volume weighted average prices (“VWAP”) for the shares of Common Stock for the one- and twelve-month periods ended January 7, 2014.

This analysis indicated that the $54.00 in cash per Share to be paid to holders of the Shares pursuant to the Merger Agreement represented:

•	a premium of 24.6% based on the January 7, 2014 closing price of $43.34 per share of Common Stock;

•	a premium of 23.2% based on the one month VWAP of $43.84 per share of Common Stock;

•	a premium of 36.0% based on the 12 months VWAP of $39.72 per share of Common Stock;

•	a premium of 12.6% based on the 52-week high closing market price of $47.95 per share of Common Stock; and

•	a premium of 82.2% based on the 52-week low closing market price of $29.63 per share of Common Stock.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Common Stock, using Institutional Brokers’ Estimate System (“IBES”) consensus estimates for the Company and the Forecasts. This analysis is designed to provide an indication of the implied present value of a theoretical future value of a company’s equity on a per share basis as a function of such company’s estimated future earnings and its assumed future price/earnings multiples. For this analysis Goldman Sachs calculated the implied present values per share of Common Stock as of December 31, 2014 through December 31, 2016 by applying P/E multiples ranging from 10.3x to 15.0x to the earnings estimates for each of the fiscal years 2015 to 2017, using IBES consensus estimates for the Company and the Forecasts, reflecting dividend payments included in the Forecasts, and then discounted these theoretical future values of the Company’s equity on a per share basis to present values as of January 7, 2014 using an illustrative discount rate of 12.0%, reflecting an estimate of the cost of equity for the Company. These analyses resulted in the following implied present values per share of Common Stock:

P/E Multiple	Implied Present Value Range (Low-High)
10.3x	$37.55-$42.60
11.6x	$42.16-$47.60
13.6x	$49.28-$55.32
15.0x	$54.22-$60.69

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per share of Common Stock. All cash flows were discounted to January 7, 2014 and terminal values were based upon earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples of estimated EBITDA for 2018. Forecasted financial information used in this analysis was based on the Forecasts. In performing this analysis, Goldman Sachs applied discount rates ranging from 8.5% to 10.5% reflecting estimates of the weighted average cost of capital of the Company, and terminal EBITDA multiples ranging from 5.0x to 7.0x. This analysis resulted in a range of implied present values per share of Common Stock of $38.75 to $61.86.

Using the Forecasts, Goldman Sachs also performed a sensitivity analysis to analyze the effect of changes in annual sales growth and EBITDA margins from 2014 to 2018. The analysis utilized (1) a range of operational sensitivities such that the target EBITDA margin that is achieved on a straight-line basis to 2018 ranges from 21.0% to 24.3%, (2) a range of compounded annual sales growth rates of 0.5% to 5.4% from 2014 to 2018, (3) a terminal EBITDA multiple of 6.0x and (4) a discount rate of 9.5% discounted to January 7, 2014. This analysis resulted in a range of implied present values per share of Common Stock of $29.80 to $54.98.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the casual dining segment of the restaurant industry:

•	Bravo Brio Restaurant Group, Inc.

•	Brinker International, Inc.

•	The Cheesecake Factory Incorporated

•	Cracker Barrel Old Country Store, Inc.

•	Darden Restaurants, Inc.

•	Texas Roadhouse, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies in the casual dining segment of the restaurant industry with operations that for purposes of analysis may be considered similar to certain operations of the Company.

With respect to the Company and the selected companies, Goldman Sachs calculated:

•	total enterprise value, which is the market value of common equity plus the book value of debt, including capital leases, and minority interest less cash and cash equivalents

•	total enterprise value as a multiple of EBITDA estimated for 2014

•	price as a multiple of earnings estimated for 2014

These calculations for the selected companies were based on the closing prices per share of the selected companies’ respective common stock on January 7, 2014 and IBES estimates and other publicly available Wall Street research. These calculations for the Company were based on the Undisturbed Price of $43.34 on January 7, 2014, the $54.00 in cash per Share to be paid pursuant to the Merger Agreement (the “Offer Price”), IBES estimates and the Forecasts.

The results of these analyses are summarized as follows:

The Company
Total Enterprise Value as a multiple of:	Undisturbed Price	Offer Price
2014 EBITDA (IBES)	6.3x	7.4x
2014 EBITDA (Forecasts)	5.5x	6.7x

The Company
Price as a multiple of:	Undisturbed Price	Offer Price
2014E EPS (IBES)	13.6x	17.0x
2014E EPS (Forecasts)	11.5x	14.3x

Casual Dining Peers
Total Enterprise Value as a multiple of:	Range	Median
2014 EBITDA	7.0x-10.2x	9.9x

Casual Dining Peers
Price as a multiple of:	Range	Median
2014 EPS	15.5x-21.0x	18.8x

Selected Transactions Analysis. Goldman Sachs reviewed certain publicly available information relating to selected transactions set forth below, which were announced after June 7, 2007, had enterprise values greater than $200 million and involved target companies in the same segments of the restaurant industry as the Company for which data relating to the target company’s EBITDA and transaction values were publicly available. These transactions (listed by acquirer(s) / target and time of announcement) were:

•	Landry’s Inc. / Mastro’s Restaurants LLC (May 2013)

•	Darden Restaurants, Inc. / Yard House USA Inc. (July 2012)

•	Private Equity Group of Angelo, Gordon & Co. / Benihana Inc. (May 2012)

•	Centerbridge Partners LP / P.F. Chang’s China Bistro Inc. (May 2012)

•	Golden Gate Capital Opportunity Fund, L.P. / California Pizza Kitchen, Inc. (May 2011)

•	Kelso & Company / Logan’s Roadhouse, Inc. (August 2010)

•	Oak Hill Capital Partners / Dave & Buster’s Holdings, Inc. (May 2010)

•	Tilman Fertitta (Fertitta Holdings, Inc.) / Landry’s Restaurants, Inc. (June 2008)

•	Darden Restaurants, Inc. / RARE Hospitality International, Inc. (August 2007)

•	IHOP Corp. / Applebee’s International, Inc. (July 2007)

•	Sun Capital Partners, Inc. / Friendly Ice Cream Corporation (June 2007)

For each of the selected transactions, Goldman Sachs calculated and compared the target’s total enterprise value, as implied by the precedent transaction, to the target’s EBITDA for the most recently reported latest twelve month period ending prior to the announcement of the transaction. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and operations.

The following table presents the results of this analysis:

Selected Transactions
	Range (Low—High)	Median	The Transaction
EV/ EBITDA	6.6x – 12.5x	8.3x	7.8x

Selected Historical Premia Analysis. Goldman Sachs reviewed and analyzed the acquisition premia for all announced and completed all-cash transactions between $1 billion and $5 billion involving United States target companies from January 1, 2008 to December 31 2013 excluding transactions with undisclosed value. Announced premia were calculated relative to (i) the target’s closing share price one day prior to announcement and (ii) the target’s closing share price on the day that was one month prior to announcement, based on information obtained from Securities Data Company. The following table presents the results of this analysis:

	One Day	One Month
Premia for the Transaction to the Undisturbed Price (based on the Offer Price)	24.6%	21.8%

	Year	One Day	One Month
Median Premia for Historical Transactions	2013	24.3%	34.2%
	2012	32.7%	33.7%
	2011	30.3%	38.5%
	2010	33.7%	40.4%
	2009	34.7%	40.3%
	2008	28.5%	32.2%

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of the shares of Common Stock of the $54.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The Offer Price was determined through arm’s-length negotiations between the Company and Apollo and was approved by the Board. Goldman Sachs provided advice to the Board during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A hereto.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Apollo, and any of its affiliates and portfolio companies, or any currency or commodity that may be involved in the Transaction for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Board in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain investment banking services to Apollo and its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of 23,684,211 shares of Rexnord Corp., a portfolio company of funds affiliated with Apollo, in March 2012; as financial advisor to AMC Entertainment, a former portfolio company of funds affiliated with Apollo, in connection with its sale in September 2012; as joint bookrunner with respect to the initial public offering of 29,411,764 shares of Berry Plastics Group, Inc., a portfolio company of funds affiliated with Apollo, in October 2012; as joint lead manager with respect to the initial public offering of 40,000,000 shares of Realogy Holdings Corp., a portfolio company of funds affiliated with Apollo, in October 2012; as joint bookrunner with respect to the initial public offering of 23,529,412 shares of Norwegian Cruise Line Holdings Ltd., a portfolio company of funds affiliated with Apollo, in January 2013; as financial advisor to Metals USA Holdings Corp., a former portfolio company of funds affiliated with Apollo, in connection with its sale in April 2013; and as financial advisor to CKE Inc., a former portfolio company of funds affiliated with Apollo, in connection with its sale to Roark Capital Group in December 2013. Goldman Sachs may also in the future provide investment banking services to the Company, Parent and their respective affiliates and Apollo and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Apollo and its affiliates from time to time and may have invested in limited partnership units of affiliates of Apollo from time to time and may do so in the future.

For a description of certain terms of Goldman Sachs’s engagement as financial advisor to the Board, including fees payable to Goldman Sachs in connection with the transactions contemplated by the Merger Agreement, see “Item 5. Person/Assets Retained, Employed, Compensated or Used” of this Statement.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Goldman Sachs acted as financial advisor to the Company in connection with the transactions contemplated by the Merger Agreement, and under the terms of its engagement letter will receive a fee of approximately $13.0 million for its services, $500,000 of which became payable upon signing the Merger Agreement, and the balance of which is contingent upon the sale of 50% or more of the outstanding Common Stock. The amount of Goldman Sachs’ fee is based on the aggregate consideration (as defined in Goldman Sachs’ engagement letter) of the transactions contemplated by the Merger Agreement, and will be higher if the Company completes a transaction with either Parent or a third party having aggregate consideration (as so defined) that is greater than that provided for in the Merger Agreement. Goldman Sachs will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Goldman Sachs and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with Goldman Sachs’ engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected during the sixty (60)-day period immediately preceding the date of this Statement by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than grants of (and vesting of) restricted stock to non-employee directors in the ordinary course of business pursuant to the Company’s Non-Employee Directors Restricted Stock Plan.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

Golden Parachute Compensation

The information below is intended to comply with item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each NEO of the Company that is based on or otherwise relates to the Merger. The terms and conditions related to compensation that is based on or otherwise related to the Merger are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company” and are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each NEO’s golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change of control for purposes of the applicable compensation plan or agreement, and the Merger was consummated on January 17, 2014, the latest practicable date prior to the filing of this Statement;

•	each NEO’s employment is terminated without “cause” immediately following the consummation of the Merger; and

•	the price per Share paid in the Merger was $54.00, the per Share price payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Statement. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

	Payments upon Termination in connection with a Change in Control
Name	Cash	Equity(1)	NQDC/Pension(2)	Perquisites/Benefits(3)	Tax Reimbursement	Other	Total
Richard M. Frank	$3,000,000	$5,108,643	$—	$163,399	$—	$—	$8,272,042
Michael M. Magusiak	3,000,000	6,984,612	68,283	257,475	—	—	10,310,370
J. Roger Cardinale	—	2,109,617	—	—	—	—	2,109,617
Tiffany B. Kice	—	1,088,389	—	—	—	—	1,088,389
Randy G. Forsythe	—	1,392,885	—	—	—	—	1,392,885

(1)	Represents the gross value of unvested restricted stock awards that will vest upon the consummation of the Merger, plus accumulated dividends payable in respect of such restricted stock.
(2)	Represents the actuarially determined present value of estimated unearned accelerated future deferred compensation benefits payable upon Mr. Magusiak’s termination of employment.
(3)	Represents the estimated costs associated with the continuation of medical benefits under Messrs. Frank and Magusiak’s respective employment agreements.

Kansas Takeover Statutes

Kansas Business Combination Statute

As a Kansas corporation, the Company is subject to Section 17-12,100 et. seq. of the KGCC (“Kansas Business Combination Statute”). The Company has not opted out of coverage by the Kansas Business Combination Statute. In general, the Kansas Business Combination Statute would prevent an “interested stockholder” (generally defined in Section 17-12,100 of the KGCC as a person beneficially owning 15% or more of a corporation’s voting stock”) from engaging in a “business combination” (as defined in Section 17-12,100 of the KGCC) with a Kansas corporation for a period of three years following the time such person became an “interested stockholder,” unless (i) certain conditions specified in the Kansas Business Combination Statute are met, or (ii) before such person became an “interested stockholder,” the corporation’s board of directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder.” The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, for purposes of the Kansas Business Combination Statute.

Kansas Control Share Acquisition Statute

Sections 17-1286 to 17-1298 of the KGCC include the provisions of a control share acquisition statute (“Kansas Control Share Acquisition Statute”), which generally provides that the voting rights of shares of an “issuing public corporation” (as defined in Section 17-1289 of the KGCC) acquired by a stockholder at specified ownership levels of at least 20%, 33-1/3% or 50% of the voting power with respect to shares of the corporation are denied, unless the acquiring person delivers an “acquiring person statement” to the corporation and a majority of the outstanding shares (not including shares held by the acquiring person, officers and employee directors of the corporation) authorize the voting rights for such shares at a special meeting of stockholders, subject to procedural and other requirements as set forth in the Kansas Control Share Acquisition Statute. The Company has determined that it is not an “issuing public corporation” as defined in the Kansas Control Share Acquisition Statute, and has amended its bylaws to opt out of the Kansas Control Share Acquisition Statute.

Appraisal Rights Under Kansas Law

Under the KGCC, holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time (such stockholders having not previously tendered their Shares in the Offer) will have the right to demand appraisal of the value of their shares of Common Stock under Section 17-6712 of the KGCC. Stockholders who comply with applicable statutory provisions under the KGCC will be entitled to receive a judicial determination of the fair value of their shares of Common Stock in a Kansas court (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined fair value in cash, together with such fair rate of interest, if any, as the Kansas court may determine. In determination of such fair value, the court shall take into account all relevant factors. Any such judicial determination of the fair value of the shares of Common Stock could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of shares of the Common Stock. Stockholders should recognize that the fair value of their shares of Common Stock as determined under Section 17-6712 could be higher, the same as, or lower than the price per Share paid pursuant to the Offer or the consideration per share of Common Stock to be paid in the Merger. Moreover, as disclosed in the Offer to Purchase, the Offeror may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Common Stock is less than the price paid in the Offer or the Merger. For the avoidance of doubt, the Company, Parent and the Offeror acknowledged and agreed in the Merger Agreement that any impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in the determination of fair value pursuant to Section 17-6712 of the KGCC. In the event that any holder of shares of Common Stock who properly demands appraisal under the KGCC fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the KGCC, the shares of Common Stock of such stockholder will thereafter be treated as if they had been converted into the right to receive (upon the surrender of the certificate(s) and book-entry shares representing such share(s)) the per share consideration paid in the Merger, without interest.

The foregoing summary of appraisal rights under the KGCC is for informational purposes only and does not purport to be a complete statement of law with respect to appraisal rights under the KGCC, or of the procedures to be followed by holders of Common Stock who wish to exercise appraisal rights if available, and is qualified in its entirety by reference to Section 17-6712 of the KGCC, which is reproduced in its entirety in Schedule II of the Offer to Purchase and is incorporated by reference herein. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. Failure to comply with the procedures set forth in Section 17-6712 of the KGCC will result in the loss of appraisal rights.

Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and procedures to be followed in connection therewith before the stockholders have to take any action relating thereto.

United States Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Offeror’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Apollo Investment Fund VIII, L.P. (“Apollo Investment”) files a Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Apollo

Investment filed a Pre-Merger Notification and Report Form with the FTC and the Antitrust Division on January 17, 2014. Unless it is extended or terminated early, the 15-day waiting period will expire on February 3, 2014 at 11:59 p.m. The Company will also file a Pre-Merger Notification and Report Form with the FTC and the Antitrust Division. If within the waiting period either the FTC or the Antitrust Division requests additional information or documentary material, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Apollo Investment’s substantial compliance with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Apollo Investment’s consent. In practice, complying with a request for additional information and documentary material can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor its failure to respond to a request for additional documents and information issued to Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Offeror owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the Offeror’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. At any time before or after the Offeror’s acquisition of Shares pursuant to the Offer, and notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could enjoin the purchase of Shares pursuant to the Offer or seek structural or conduct relief. While we believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer or the Merger.

Vote Required to Approve Merger if Minimum Condition Not Met / Possible Short Form Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the KGCC. The KGCC provides that if a parent corporation owns at least 90% of each class of issued and outstanding stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, subject to the terms and conditions of the Merger Agreement, if, as a result of the Offer, the Top-Up Option or otherwise, the Offeror and Parent directly or indirectly own at least 90% of the issued and outstanding shares of Common Stock on a fully diluted basis, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the KGCC (the “Short-Form Merger”). Pursuant to the Merger Agreement, immediately following exercise of the Top- Up Option, Parent will cause the closing of the Merger, which would require a Short-Form Merger. If, however, the Offeror and Parent do not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under Kansas law, a significantly longer period of time would be required to effect the Merger.

Section 14(f) Information Statement

An Information Statement, which will be furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders, will be provided not less than ten days prior to the date that such directors designated by Parent would take office.

Certain Company Management Projections

The Company’s management does not as a matter of course prepare projections as to future performance, earnings, cash flow or other results beyond the preparation of the Company’s annual operating plan for the upcoming fiscal year. Furthermore, the Company is especially cautious of making financial forecasts for extended periods of time, because of the cyclicality of the markets we participate in and the resulting unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving the Company, the Company provided Parent and the Company’s financial advisors prospective financial information for the years 2013 through 2017, including (among other things) projected revenues and Adjusted EBITDA (the “Projections”).

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles (“GAAP”) as applied in the United States, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or GAAP. The Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization (“Adjusted EBITDA”). This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.

Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections. The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to customer demand and industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Parent, Offeror, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Offeror pursuant to the Offer and the Merger. There can be no assurance that these Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Projections in this Statement should not be relied on as necessarily predictive of actual or future events.

The Projections are forward-looking statements. For information on factors that may cause our future financial results to materially vary, see “Item 8. Additional Information – Forward-Looking Statements” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

The Projections set forth below are not being included in this Statement to influence your decision whether to tender your shares of Common Stock in the Offer or because we believe they are material or because we believe they are a reliable prediction of actual future results, but because the Projections were provided to Parent and the Offeror, and to Goldman Sachs.

Summary Financial Projections

($ in millions)

	Historical			Projected
	2011A	2012A	2013E	2014E	2015E	2016E	2017E
Income Statement Summary
% Comp Sales Growth	(2.0)%	(2.9)%	0.5%	3.0%	2.0%	2.0%	2.0%

Total Revenue	$821	$803	$826	$879	$915	$954	$994

% Growth	0.5%	(2.2)%	2.9%	6.3%	4.2%	4.2%	4.3%

Adj EBITDA[1]	$185	$169	$173	$194	$203	$216	$231

% Margin	22.6%	21.0%	20.9%	22.1%	22.2%	22.6%	23.2%

Net Income	$55	$44	$51	$63	$68	$75	$85

% Growth	1.8%	(20.7)%[1]	7.0%	23.3%	7.6%	11.2%	12.4%

Cash Flow Summary
Cash Flow from Operations	177	137	139	133	136	145	156

Total Capital Expenditures	(95)	(99)	(76)	(73)	(70)	(71)	(70)

Free Cash Flow	$83	$38	$63	$61	$66	$74	$86

Source: Management

1)	Excludes one-time charges, including asset impairment and asset write-off.

Subsequent to providing these numbers, the Company provided to Parent, the Offeror and Goldman Sachs an update on management’s perspective on 2013 actual results, as follows:

2013E
% Comp Sales Growth	0.4%
Total Revenue (in millions)	$822
Adjusted EBITDA* (in millions)	$169

*	Excludes one-time charges, including asset impairment and asset write-off.

Preliminary Financial Information

The Company furnished on Form 8-K to the Securities and Exchange Commission on January 22, 2014 its preliminary unaudited comparable store sales of 0.4%, total revenue of approximately $822 million, net income of approximately $48 million and Adjusted EBITDA of approximately $169 million for its fiscal year ended December 29, 2013. For the fourth quarter of 2013, the Company’s preliminary comparable store sales were down 1.3%. Preliminary comparable store sales for the 4th quarter of 2013 by Period were: up 0.3% for Period 10, up 3.0% for Period 11 and down 6.3% for Period 12. Severe winter weather storms had a significant negative impact on comparable store sales for Period 12. In addition, preliminary net income for the fourth quarter of 2013 is expected to be negatively impacted by a non-cash asset impairment charge of approximately $2.3 million. The Company’s preliminary estimates for fourth quarter earnings per share is a loss of approximately $0.01 per share.

The preliminary financial results presented above are subject to the completion of the Company’s financial closing procedures for the fourth quarter and full fiscal year ended December 29, 2013. Those procedures have not been completed. Accordingly, these preliminary results could change and those changes could be material.

Non-GAAP Financial Measures: The Company reports and discusses its operating results using financial measures consistent with GAAP. From time to time in the course of financial presentations, earnings conference calls or otherwise, the Company may disclose certain non-GAAP financial measures. The Company generally has not previously disclosed Adjusted EBITDA in its financial results but is disclosing it on a preliminary basis for the fiscal year ended December 29, 2013 because it was a metric provided by the Company to the Parent in connection with the Merger negotiations, as disclosed herein (see Item 8. Additional Information—Certain Company Management Projections) and in the Offer, and thus the Company believes disclosure of this information on a preliminary basis could be useful to Company shareholders in evaluating the Offer. The non-GAAP financial measures should not be viewed as alternatives or substitutes for the Company’s reported GAAP results. A reconciliation to the most directly comparable GAAP financial measure to Adjusted EBITDA is below (in millions):

Preliminary Fiscal Year 2013
Total revenues	$822

Net income	$48
Interest expense	8
Income taxes	28
Depreciation and amortization	79

EBITDA	$163

Asset Impairments	3
Loss on Sale of Assets	3

Adjusted EBITDA	$169

Adjusted EBITDA as a percent of total revenues	21%

Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	The Company’s Annual Report on Form 10-K for the year ended December 30, 2012, filed with the SEC on February 21, 2013;

•	The Company’s Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2013, June 30, 2013 and September 29, 2013, filed with the SEC on May 2, 2013, August 1, 2013 and October 31, 2013, respectively; and

•	The Company’s Current Reports on Form 8-K filed with the SEC on February 21, 2013, May 2, 2013, August 1, 2013 and October 31, 2013.

Forward-Looking Statements

Statements herein regarding the proposed transaction among Parent, the Offeror and CEC, future financial and operating results (including, without limitation, the Projections), benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations and the intent of any parties about future actions constitute “forward-looking statements” as defined in the federal securities laws. Forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. Such statements are based upon current beliefs, expectations and assumptions and are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, among other things, risks relating to the expected timing, consummation, and financial benefits of the Tender Offer and the Merger. Other risk factors include, but are not limited to:

•	Our ability to successfully implement our strategic plan;

•	Competition in both the restaurant and entertainment industries;

•	Changes in consumer discretionary spending;

•	Impacts on our business and financial results from economic uncertainty in the U.S. and Canada;

•	Negative publicity concerning food quality, health, general safety and other issues;

•	Increases in food, labor and other operating costs;

•	Unanticipated costs and delays in implementing our strategic plan;

•	Government regulations, including health care reform;

•	Existence or occurrence of certain public health issues;

•	Changes in consumers’ health, nutrition and dietary preferences;

•	Any disruption of our commodity distribution system, which currently utilizes a single distributor for most of our products and supplies;

•	Product liability claims and product recalls;

•	Inadequate insurance coverage;

•	Disruptions of our information technology systems and technologies;

•	Litigation risks;

•	Our dependence on a limited number of suppliers for our games, rides, redemption prizes and merchandise;

•	Adverse effects of local conditions, natural disasters and other events;

•	Increases in our leverage;

•	Loss of certain key personnel;

•	Fluctuations in our quarterly results of operations due to seasonality;

•	Our ability to adequately protect our trademarks or other proprietary rights;

•	Risks in connection with owning and leasing real estate; and

•	Conditions in foreign markets.

CEC believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to Apollo or CEC or persons acting on Apollo’s or CEC’s behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and Apollo and CEC undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 30, 2012 and subsequent filings, which are available at the SEC’s website at http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.

Item 9. Exhibits

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated January 16, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal and dated January 16, 2014 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO).

(a)(1)(H)	Press Release issued by the Company on January 16, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(a)(1)(I)	Opinion of Goldman, Sachs & Co. to the Board of Directors of CEC Entertainment, Inc., dated January 15, 2014 (incorporated by reference to Annex A to this Statement).

(e)(1)

Agreement and Plan of Merger among Queso Holdings Inc., Q Merger Sub Inc. and CEC

Entertainment, Inc., dated as of January 15, 2014 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities and Exchange Commission on January 16, 2014).

(e)(2)	Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc. and Computershare as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(3)	Certification of Designation of Series B Junior Participating Preferred Stock, as filed with the Secretary of State of Kansas on January 16, 2014 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

Exhibit No.	Document

(e)(4)	Amendment to the Bylaws of CEC Entertainment, Inc., dated January 15, 2014 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(5)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(e)(6)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(7)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(8)	Section 17-6712 of the KGCC relating to appraisal rights (incorporated by reference to Schedule II to the Offer to Purchase).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Michael H. Magusiak Name: Michael H. Magusiak
Title: President and Chief Executive Officer
Date: January 22, 2014

ANNEX A

Written Opinion of Goldman, Sachs & Co.

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

January 15, 2014

Board of Directors

CEC Entertainment, Inc.

4441 West Airport Freeway

Irving, TX 75082

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Queso Holdings Inc. (“Queso”) and its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of CEC Entertainment, Inc. (the “Company”) of the $54.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 15, 2014 (the “Agreement”), by and among Queso, Q Merger Sub Inc., a wholly owned subsidiary of Queso (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $54.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, or if the Tender Offer does not close, under circumstances specified in the Agreement, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share, other than (i) Shares owned directly by the Company as treasury stock or by Merger Sub or Queso and (ii) the Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to $54.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Queso, any of their respective affiliates and third parties, including Apollo Global Management, LLC (“Apollo”), an affiliate of Queso, and any of its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have also provided certain investment banking services to Apollo and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of 23,684,211 shares of Rexnord Corp., a portfolio company of funds affiliated with Apollo, in March 2012; as financial advisor to AMC Entertainment, a former portfolio company of funds affiliated with Apollo, in connection with its sale in September 2012; as joint bookrunner with respect to the

Securities and Investment Services Provided by Goldman, Sachs & Co.

A-1

Board of Directors

CEC Entertainment, Inc.

January 15, 2014

initial public offering of 29,411,764 shares of Berry Plastics Group, Inc., a portfolio company of funds affiliated with Apollo, in October 2012; as joint lead manager with respect to the initial public offering of 40,000,000 shares of Realogy Holdings Corp., a portfolio company of funds affiliated with Apollo, in October 2012; as joint bookrunner with respect to the initial public offering of 23,529,412 shares of Norwegian Cruise Line Holdings Ltd., a portfolio company of funds affiliated with Apollo, in January 2013; as financial advisor to Metals USA Holdings Corp., a former portfolio company of funds affiliated with Apollo, in connection with its sale in April 2013; and as financial advisor to CKE Inc., a former portfolio company of funds affiliated with Apollo, in connection with its sale to Roark Capital Group in December 2013. We may also in the future provide investment banking services to the Company, Queso and their respective affiliates and Apollo and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Apollo and its affiliates from time to time and may have invested in limited partnership units of affiliates of Apollo from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the restaurant industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Queso and its affiliates) of Shares, as of the date hereof, of the $54.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement, including any stockholder rights plan to be adopted by the Company, or entered into or amended in connection with the Transaction,

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Board of Directors

CEC Entertainment, Inc.

January 15, 2014

including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $54.00 in cash per Share to be paid to the holders (other than Queso and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Queso or the ability of the Company or Queso to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $54.00 in cash per Share to be paid to the holders (other than Queso and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

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